

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

July 15, 2011

Via E-mail
Mr. Fernando Londe
President
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

**Re: Digagogo Ventures Corp.
          Form 8-K/A
          Filed July 7, 2011
          File No. 333-166494**

Dear Mr. Londe:

We have reviewed your response dated July 6, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Identification of Significant Employees, page 22

1. We note your disclosure that as of June 30, 2011 you have no full-time or part-time employees other than Mr. Londe. However, we also note the news releases on your website which indicate that you have appointed Kenneth Williams as your Chief Technology Officer and Riley Wright as Vice President of Sales and Marketing. Please revise your filing to include the information required by Items 401(b) and (c) of Regulation S-K, as applicable.

Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

Digagogo Ventures Corp.
Fernando Londe
July 15, 2011
Page 2

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director